Exhibit 99.1

News Release

NORBORD INC. ANNOUNCES CORRECTED VOTING RESULTS ON ELECTION OF BOARD OF DIRECTORS

TORONTO, ON (May 4, 2018) – Norbord Inc. (TSX and NYSE: OSB) announced corrected voting results on the election of its board of directors from its 2018 annual meeting of shareholders held on May 3, 2018. The original press release announcing the voting results contained an error in the percentage of votes reported as being voted in favour or withheld for each nominee. This information has been corrected in the below table.

All of the eight nominees listed in the Corporation’s Management Proxy Circular dated March 5, 2018 proposed by management for election to the Board of Directors at the annual meeting of shareholders were elected by acclamation. The Directors will remain in office until the next annual meeting of shareholders or until their successors are elected or appointed. The proxies received by management were as follows:

	Votes in Favour		Votes Withheld
Name	#	%	#	%
Jack L. Cockwell	35,221,674	58.81	24,673,408	41.19
Pierre Dupuis	57,603,947	96.17	2,291,135	3.83
Paul E. Gagné	59,442,206	99.24	452,876	0.76
J. Peter Gordon	41,758,518	69.72	18,136,564	30.28
Paul A. Houston	57,966,180	96.78	1,928,902	3.22
Denise M. Nemchev	59,806,742	99.85	88,340	0.15
Denis A. Turcotte	41,667,037	69.57	18,228,045	30.43
Peter C. Wijnbergen	47,277,614	78.93	12,617,467	21.07

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $2.1 billion and employs approximately 2,750 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

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Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

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